December 21, 2006

Mr. Paolo Serra
Chief Financial Officer
Telecom Italia Media S.p.A.
Via Cristoforo Colombo 142
00147 Rome
Italy

> **RE:** **Telecom Italia Media S.p.A.**
> **Form 20-F for the Year ended December 31, 2005**
> **Filed June 30, 2006**
> **File No. 333-12334**

Dear Mr. Serra:

We have reviewed your supplemental response letter dated October 20, 2006 as well as your filing and have the following comment. As noted in our comment letter dated September 26, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

1. We are still considering your response to comment 8.

2. We note your response to comment 12 regarding the nature of "tax deferred reserves" in equity; however, you did not elaborate the nature of "exchange reserves" in equity as we previously requested. Please explain.

3. We note your responses to comments 14 and 15. It appears that the Euro 325 million you paid for the acquisition of the 40% of Finanziaria Web was the result of the settlement agreement between you and the De Agostini Group. It also appears that the fair value of the 40% interest in Finanziaria Web at the date of the settlement agreement was Euro 43 million. If true, we remain unclear as to why accounting for the 40% equity interest of Finanziaria Web as financial asset available for sale and the classification of the Euro 282 million charge as financial expense in the statement of operation is appropriate. In this regard, tell us in detail why you do not believe that the Euro 282 million charge should be classified as litigation expense in your statements of operations.

* * * *

Please respond to the comment within 10 business days or tell us when you will provide us with a response. You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3351 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director